SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SÃO PAULO, JUNE 18, 2012 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P: B+, Fitch: B+, Moody`s: B3), the largest low-fare, low-cost airline in Latin America, hereby announces, pursuant to CVM Instruction 358, as amended, that in a Board of Director’s Meeting held on this date, Paulo Sergio Kakinoff was elected as the new Company’s Chief Executive Officer (CEO). Paulo Sergio Kakinoff will be invested in the new position as the CEO  as of July 2, 2012. The position is currently occupied by Constantino de Oliveira Junior.

Constantino de Oliveira Junior will be elected as Chairman of the Board of Directors. A Company’s Extraordinary General Meeting will be called to take place on July 6, 2012 for that purpose.  Paulo Sergio Kakinoff is also resigning as a member of the Board of Directors, function he occupied since 2010; there will be no other changes in the composition of the Board.

According to Constantino de Oliveira Junior, "The coming of Kakinoff represents another key move in the Company’s corporate governance and will add records of achievement, and bring a new dynamic and extensive experience in management."

Paulo Sergio Kakinoff leaves Volkswagen Group, where he served for 19 years, and was the  President of Audi Brazil. "The Board of Directors will focus on strategic issues, in an active way, in which Junior’s leadership and experience will be essential. It will add up in the pursuit of a common goal which is the sustainable growth and GOL’s success," said Kakinoff.

The Company’s organizational structure remains unchanged. The company will continue having a Technical and Operational Vice President, held by Commander Adalberto Bogsan, and a Finance and Strategy Vice President, held by Leonardo Pereira.

The changes were defined within the strict governance standards, with participation of the Board of Directors during all the process.

Prior to the presidency of Audi Brazil, Paulo Sergio Kakinoff was Sales & Marketing Director at Brazil’s Volkswagen and South America Executive Director at the headquarters of the Volkswagen Group in Germany. Graduated in Business Administration from Mackenzie University, with postgraduation studies in International Management.

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

▶  GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 810 daily flights to 63 destinations in Brazil and 13 in South America and the Caribbean under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. It also offers its clients a further 12 Brazilian destinations through agreements with local regional airlines. In addition, the SMILES loyalty program, the biggest in Brazil, allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,400 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

ABOUT WEBJET LINHAS AÉREAS S.A.

▶  Webjet Linhas Aéreas S.A., controlled by VRG Linhas Aéreas S.A., offers around 140 daily flights to 18 Brazilian destinations, using a fleet of Boeing 737-300 and 737-800 Next Generation aircraft. In July 2011, GOL announced the acquisition of Webjet. The companies are continuing to operate separately while awaiting the approval of CADE, Brazil’s anti-trust authority.

This notice contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to GOL’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend substantially on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

CONTACTS	▶LeonardoPereira	▶EdmarLopes	▶GustavoMendes	▶RicardoRocca

Investor Relations		English	MEDIA RELATIONS
ri@golnaweb.com.br		11h00 (Brazil)	Edelman (USA and Europe):
www.voegol.com.br/ir		10h00 (US ET)	Meaghan Smith e Robby Corrado
+55 (11) 2128-4700		Tel.: +1 (412) 317-6776	Tel.: 1 (212) 704-8196 / 704-4484
		(Other Countries) or	meaghan.smith@edelman.com
TELECONFERENCE		+1 (877) 317-6776 (EUA)	and robby.corrado@edelman.com
Thursday		Code: GOL
June 19, 2011		Replay: +1 (412) 317-0088
(Other Countries) or
PORTUGUESE		+1 (877) 317-6776 (EUA)
10h30 (Brazil) - 09h30 (US ET)		Replay Code: 10015441
Tel: +55 (11) 2188-0155		Live Webcast:
Code: GOL		www.voegol.com.br/ir
Replay: +55 (11) 2188-0155
Replay Code: GOL
Live Webcas:		CORPORATE COMMUNICATION
www.voegol.com.br/ir		Tel.: (11) 2128-4413
comcorp@golnaweb.com.br

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.